As filed with the Securities and Exchange Commission on December 27, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO-T/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 5)
GOODY’S FAMILY CLOTHING, INC.
(Name of Subject Company (issuer))
GF ACQUISITION CORP.
GOODY’S HOLDINGS, INC.
GMM CAPITAL LLC
PGDYS LLC
PRENTICE CAPITAL MANAGEMENT, LP
(Name of Filing Person (offeror))

Common Stock, no par value per share (Title of Class of Securities)	382588101 (CUSIP Number of Class of Securities)
Isaac Dabah
GMM Capital LLC
c/o IID LLC
689 Fifth Avenue, 14th Floor
New York, NY 10022
Telephone: (212) 688-8288
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Michael Zimmerman
Prentice Capital Management, LP
623 Fifth Avenue, 32nd Floor
New York, NY 10022
Telephone: (212) 756-8040
Thomas W. Greenberg, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Telephone: (212) 735-3000
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$324,635,968	$38,210

(1)	Estimated solely for purposes of calculating the amount of the filing fee. This calculation assumes the purchase of 33,136,497 shares of common stock, no par value per share (the “Shares”) at the tender offer price of $9.60 per Share. The transaction value also includes the offer price of $9.60 less $5.4027, which is the weighted average exercise price of outstanding and exercisable options, multiplied by 2,516,491, the estimated number of options outstanding and exercisable.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $117.70 for each $1,000,000 of value.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $38,210.	Filing party: GMM Capital LLC.
Form or Registration No.: Schedule TO.	Date Filed: November 10, 2005.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☑	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑.

     This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2005, as amended on December 2, 2005, amended and supplemented on December 13, 2005 and amended on December 22, 2005 and December 23, 2005, by GF Acquisition Corp., a Tennessee corporation (“Purchaser”), Goody’s Holdings, Inc. (formerly known as GF Goods Inc.), a Delaware corporation (“Parent”), GMM Capital LLC, a Delaware limited liability company, PGDYS LLC, a Delaware limited liability company, and Prentice Capital Management, LP, a Delaware limited partnership, relating to a tender offer by the Purchaser to purchase all outstanding shares of common stock, no par value per share (the “Shares”), of Goody’s Family Clothing, Inc., a Tennessee corporation (“Goody’s”), for a purchase price of $9.60 per share, net to the seller in cash thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 10, 2005, as amended on December 2, 2005, amended and supplemented on December 13, 2005 and amended on December 22, 2005 and December 23, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively. A copy of the supplement to the Offer to Purchase and the Letter of Transmittal is filed as Exhibit (a)(1)(viii) to the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment No. 5 shall have the same meanings assigned to such terms in the Schedule TO or the Offer to Purchase.
     This Amendment No. 5 also serves as an amendment of the Schedule 13D filed by Prentice Capital Management, LP and Michael Zimmerman, on October 6, 2005 (as amended on October 7, 2005, October 12, 2005, October 25, 2005 and October 31, 2005) and the Schedule 13D filed by GMM Capital LLC, GMM Trust, Goody’s Holdings, Inc. (formerly GF Goods Inc.) and GF Acquisition Corp., on October 6, 2005 (as amended on October 11, 2005, October 24, 2005 and October 31, 2005).
     The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment No. 5 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 11. Additional Information
     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information:
     At 8:00 a.m., New York City time, on December 27, 2005, the tender offer expired. Based on information provided by the Depositary to Purchaser, as of 8:00 a.m., New York City time, on Tuesday, December 27, 2005, Goody’s’ shareholders had tendered into the tender offer 30,362,748 Shares, which includes 771,052 Shares for which the Depositary has received Notices of Guaranteed Delivery, but which have not yet been received. The 30,362,748 tendered Shares, together with the 2,080,100 shares which were held by PGDYS LLC and contributed to Purchaser immediately following the expiration of the Offer, represent 95.4% of Goody’s’ outstanding Shares. All Shares validly tendered and not withdrawn prior to the expiration of the offer were accepted for payment by the Purchaser. Pursuant to the Tennessee Business Corporation Act, the Purchaser currently intends to consummate the Merger as a short-form merger, which does not require a vote of Goody’s’ shareholders, on or about January 27, 2006.
     A copy of the joint press release issued by GF Acquisition Corp. and Goody’s on December 27, 2005 is attached hereto as Exhibit (a)(5)(vi) and is incorporated herein by reference.
Item 12. Exhibits
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(vi)	Press Release, dated December 27, 2005.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: December 27, 2005

GF ACQUISITION CORP.

By:	/s/ Itzhak Weinstock
	Name:	Itzhak Weinstock
	Title:	Vice President

GOODY’S HOLDINGS, INC.
By:	/s/ Itzhak Weinstock
	Name:	Itzhak Weinstock
	Title:	Vice President

GMM CAPITAL LLC
By:	/s/ Itzhak Weinstock
	Name:	Itzhak Weinstock
	Title:	Chief Financial Officer

PGDYS LLC
By:	/s/ Gina Milanese
	Name:	Gina Milanese
	Title:	Managing Director

PRENTICE CAPITAL MANAGEMENT, LP
By:	/s/ Michael Zimmerman
	Name:	Michael Zimmerman
	Title:	Chief Executive Officer